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MFN FINANCIAL CORPORATION
EXHIBIT 11
COMPUTATION OF NET INCOME PER SHARE
PERIOD ENDED JUNE 30, 1999

Basic earnings per share is computed based upon the weighted average number of shares of the Company's common stock outstanding during the period. Diluted earnings per share is computed based upon the weighted average number of shares of common stock outstanding and the dilutive common stock equivalents during the period. Common stock equivalents include options granted under the Company's stock option plan and warrants outstanding convertible into shares of common stock of the Company using the treasury stock method.

(Dollars in thousands, except per share amounts)         Three Months Ended
                                                             June 30, 1999
                                                             -------------
BASIC
Net income                                                   $     3,499
Average common shares outstanding                             10,000,000
Net income per common share - basic                          $      0.35


DILUTED
Net income                                                   $     3,499
Average common shares outstanding                             10,144,293
Net income per common share - diluted                        $      0.34

Due to the Company's emergence from the Voluntary Case and the implementation of Fresh Start Reporting, the presentation of earnings per share for the Predecessor Company is not meaningful in the accompanying financial statements.